EXHIBIT 12.2

Valuation and Qualifying Accounts

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged against Income	Closing Balance
Deferred tax valuation allowance
December 31, 2002	43,070	12,258	30,290	25,038
December 31, 2001	54,468	—	11,398	43,070
December 31, 2000	93,134	—	38,666	54,468